EXHIBIT 12

STATEMENT REGARDING COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	2004		2003		2002		2001		2000
Income (loss) before gain on disposal of real estate assets, discontinued operations, provision for income taxes and extraordinary loss	$100,173		$96,135		$34,685		$48,687		$(70,136)

Interest Expense
Notes payable and other debt	66,349		61,364		70,534		79,595		86,803
United States Settlement	—		4,943		5,461		4,592		—

Earnings	$166,522		$162,442		$110,680		$132,874		$16,667

Interest Expense
Notes payable and other debt	66,349		61,364		70,534		79,595		86,803
United States Settlement	—		4,943		5,461		4,592		—

Fixed Charges	$66,349		$66,307		$75,995		$84,187		$86,803

Ratio of Earnings to Fixed Charges (a)	2.51	x	2.45	x	1.46	x	1.58	x	—

(a)	Earnings were insufficient to cover fixed charges by $69.7 million in 2000. Earnings in 2000 were reduced by $96.5 million for the United States Settlement.